# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-26-000095
Filed by CIK 0001773195

## Reporting persons
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,340,840; shared voting power 0; sole dispositive power 1,340,840; shared dispositive power 0; aggregate amount beneficially owned 1,340,840 (5.5% of the class)
- Michael Cho: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 1,340,840; shared voting power 0; sole dispositive power 1,340,840; shared dispositive power 0; aggregate amount beneficially owned 1,340,840 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing:
Affinity Asset Advisors, LLC
Michael Cho
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Asset Advisors, LLC is a Delaware limited liability company, and Michael Cho is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein are directly held by Affinity Healthcare Fund, LP (the "Fund"). Affinity Asset Advisors, LLC (the "Adviser") is the investment manager of the Fund and exercises voting and investment power over the securities held directly by the Fund reported herein pursuant to an investment management agreement between the Adviser, the Fund, and the general partner of the Fund. The Adviser may be deemed to beneficially own the securities reported herein held by the Fund by virtue of its position as investment manager of the Fund. Michael Cho, the managing member of the Adviser, may be deemed a beneficial owner of the securities reported herein held directly by the Fund.

As of March 31, 2026, the Adviser and Mr. Cho (collectively, the "Reporting Persons") beneficially own 1,340,840 shares of common Stock, $0.001 par value per share ("Common Stock"), of Avalo Therapeutics, Inc. (the "Issuer").
Percent of class:
As of March 31, 2026, the Reporting Persons beneficially own approximately 5.5% of the Common Stock outstanding.

The percentages disclosed above are based on 24,502,449 shares of Common Stock of the Issuer outstanding as of March 26, 2026, as set forth in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 10, 2026.
Sole power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons have sole power to vote or to direct the vote of 1,340,840 shares of Common Stock.
Shared power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons have shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons have sole power to dispose or to direct the disposition of 1,340,840 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons have shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (05/14/2026)
- Michael Cho: /s/ Michael Cho, Michael Cho, Self (05/14/2026)